Exhibit 99.1

Bit Digital, Inc. Announces 2020 Financial Highlights

NEW YORK, NY – APRIL 1, 2021 – Bit Digital, Inc. (Nasdaq: BTBT) (the “Company”), a bitcoin mining company headquartered in New York, announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 with the U.S. Securities and Exchange Commission (“SEC”) on March 30, 2021. The annual report, which contains its audited financial statements, can be accessed on the SEC’s website at http://www.sec.gov as well as on the Company’s investor relations website at http://www.bit-digital.com.

Full Year 2020 Highlights

●	Bitcoin mining revenue was $21.07 million.

●	We earned 1,510.20 bitcoins from our bitcoin mining business; 695.97 bitcoin earned during the fourth quarter.

●	Net income from continuing operations was $1.92 million, derived entirely from our bitcoin mining business, compared with net loss of $2.00 million from continuing operations in 2019

●	Total assets of $39.89 million, representing an increase of 783.28% compared with that of at the end of 2019.

●	We owned 40,865 miners for a total hash of 2,253.5 PH/s, all of which were acquired during 2020.

Management Commentary

“2020 was an extraordinary year, as Bit Digital successfully entered and rapidly scaled its bitcoin mining business, and today enjoys one of the highest operating hash rates of any U.S. listed bitcoin mining company at 2,253.5 Petahash” said Erke Huang, Bit Digital’s CFO. “As of December 31, 2020, we owned a total of 40,865 miners, encompassing one of the largest operating fleets of any U.S. publicly listed bitcoin miner.”

“We achieved this growth through our efficient sourcing of miners, and entry into partnerships with valued hosting providers, which secure us access to electricity and facilities at affordable rates. We took advantage of opportunities to migrate miners on a seasonal basis and to opportunistically access lower-cost power, a portion of which comes from renewable sources. We recently commenced the internationalization of our business, deploying miners in the United States, where as of March 26, 2021, we deployed 5,281 miners, with an additional 3,300 newly purchased miners expected to be launched in the U.S. by the end of April 2021. Going forward, we expect a growing portion of our fleet to be in North America.”

“Finally, we completed the disposition of our legacy businesses and booked full impairment against their assets, so that today we operate as a pure-play bitcoin miner.”

Mining Assets

As of March 26, 2021, we had a total of 41,226 miners, including 7,025 Antminer S17+, 195 Antminer S17E, 32 Antminer S17Pro, 205 Antminer S19Pro, 800 Antminer T3, 9,110 Antminer T17, 256 Antminer T17+, 2,200 Whatsminer M10, 4,125 Whatsminer M20S,16,917 Whatsminer M21S, 261 Whatsminer M30S and 100 Whatsminer M31S, located in Xinjiang, Sichuan Province and Yunnan Province in China, and in Texas, Nebraska and Georgia in the United States.

Digital Assets

As of December 31, 2020 and February 28, 2021, we had 262.62 and 622.94 bitcoins on hand. The following table presents our bitcoin mining activities in coins as of December 31, 2020 and February 28, 2021. As of March 28, 2021, we had 537.76 bitcoins on hand.

	Number of Bitcoins	Amounts
Balance at January 1, 2020	–	$–
Receipt of cryptocurrencies from mining services	1510.20	21,065,113
Sales of cryptocurrencies	(1,242.39)	(15,534,982)
Lending of cryptocurrencies to a third party	(5.19)	(97,771)
Realized gain on sale of cryptocurrencies	-	805,557
Balance at December 31, 2020	262.62	$6,237,917
Receipt of cryptocurrencies from mining services	757.85
Sales of cryptocurrencies	(357.84)
Lending of cryptocurrencies to a third party	(39.69)
Balance at February 28, 2021	622.94

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects," or similar expressions, involving known and unknown risks and uncertainties. Although the company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the company's periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the company does not assume a duty to update these forward-looking statements.

SOURCE Bit Digital, Inc.

For more information, please contact:

Erke Huang, CFO

Email: Ir@ bit-digital.com

Phone: +1 347-328-3680